Filed by Triton Container International Limited

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TAL International Group, Inc.

Commission File No. 001-32638

Date: February 10, 2016

TAL International Group, Inc. Completes Financing and Provides Update on Triton Merger

PURCHASE, N.Y.--BUSINESS WIRE--Feb. 10, 2016-- TAL International Group, Inc. (NYSE:TAL) (“TAL International”) today announced that its wholly owned subsidiary TAL International Container Corporation closed an add-on financing to its existing term loan with various lenders and SunTrust Bank, as Administrative Agent and Collateral Agent, thereby increasing the commitment of the loan from $307 million to $407 million. All other terms and conditions of the facility remain the same. Additionally, and as disclosed on January 20, 2016, TAL International’s indirect wholly owned subsidiary, TAL Advantage III LLC, successfully expanded its asset backed warehouse credit facility from $650 million to $750 million, with no changes to the existing terms and conditions. The proceeds from these financings will be used for general corporate purposes, including the repayment of debt and making capital contributions to subsidiaries to enable the repayment of their debt. To that effect, an indirect subsidiary of TAL International, TAL Advantage I LLC has issued notices to investors that it intends to repay in full the TAL Advantage I Series 2005-1 Notes ($55 million outstanding) and TAL Advantage I Series 2006-1 Notes ($14 million outstanding) on February 11, 2016 and February 22, 2016, respectively.

The Company today also provided an update on its planned merger with Triton Container International Limited (“Triton”). On February 5, 2016, Triton International Limited (“Holdco”) filed a revised registration statement on Form S-4/A (“S-4”), which includes a preliminary proxy statement of TAL International and a preliminary prospectus of Holdco, the combined, post-merger entity. The information contained in the S-4 is subject, in its entirety, to completion and amendment as described within the document. The integration planning process has passed multiple key milestones, including the formation of integration planning teams co-led by senior leaders of both companies, and the identification of a senior commercial management team for the combined company. The transaction is expected to be completed in the first half of 2016.

“We are very pleased to start 2016 on a positive note by improving our financial flexibility and making considerable progress towards our planned merger with Triton,” said Brian Sondey, President and CEO of TAL International. “Through this highly complementary, all-stock combination, we continue to expect the combined company will realize 30% net income accretion and $40 million in annual SG&A savings, while also substantially improving our geographic footprint, product offerings, and customer service capabilities. As we continue working to bring together these two industry leaders, we believe that our increased scale and efficiency as the world’s largest intermodal container leasing company will provide substantial benefits in the current soft operating environment and valuable operating leverage when the market recovers.”

Triton and TAL International Merger Background

As previously announced, on November 9, 2015, TAL International and Triton entered into a definitive agreement under which the companies will combine in an all-stock merger of equals transaction creating a market leading position as the largest lessor of intermodal freight containers with an estimated 25% market share and revenue earning assets of $8.7 billion. At this time, both companies have now obtained all required antitrust clearances for the proposed combination. The combined entity, to be named Triton International Limited, will be domiciled in Bermuda and is expected to trade on the New York Stock Exchange.

About Triton Container International Limited

Triton is one of the world’s largest lessors of intermodal cargo containers. Domiciled in Bermuda and with 19 subsidiary offices in 13 countries, Triton has focused on providing exceptional customer service, designing and maintaining a superior quality fleet and operating a world-wide, customer-centric infrastructure. Through its world-wide network of Triton regional service subsidiaries, agents and depots, and a dedicated, experienced staff, Triton meets its customers' needs by providing equipment in demand locations at flexible and competitive lease terms.

About TAL International Group, Inc.

TAL International is one of the world's largest lessors of intermodal freight containers and chassis with 17 offices in 11 countries and approximately 230 third-party container depot facilities in 40 countries. TAL International's global operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. TAL International is among the world's largest independent lessors of intermodal containers and chassis as measured by fleet size.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton and TAL International, the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Holdco common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2014 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC") and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this press release. Triton and TAL anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, as stated above, Holdco has filed with the SEC a registration statement on Form S-4 that includes a preliminary prospectus of Holdco and also includes a preliminary proxy statement of TAL International. The SEC has not yet declared the registration statement effective. After it is declared effective, TAL International will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.

The respective directors and executive officers of Triton, TAL International and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available in its proxy statement filed with the SEC on March 19, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.

TAL International

Investors:

John Burns, 914-697-2877

Senior Vice President & Chief Financial Officer

or

Triton

Investors:

Steve Controulis, 415-956-6311

Senior Vice President & Chief Financial Officer

or

Investor Relations and Media Contact:

The IGB Group

Leon Berman, 212-477-8438

lberman@igbir.com